FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

VIDÉOTRON LTÉE

(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |x|    Form 40-F |    |

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g
3-2(b) under the Securities Exchange Act of 1934.]

Yes |    |    No |x|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1.

Unaudited Consolidated Financial Statements of Vidéotron ltée for the quarter ended September 30, 2004; and Report to bondholders (Management Discussion and Analysis for the quarter ended September 30, 2004).

QUARTERLY REPORT
2004 FISCAL YEAR

VIDÉOTRON LTÉE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Nine-Month Period

January 1st 2004 – September 30, 2004

October 18, 2004

VIDÉOTRON LTÉE

Interim Consolidated Financial Statements
(Unaudited)

Nine-month periods ended September 30, 2003 and 2004

Highlights

FINANCIAL STATISTICS

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars)	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	(Restated)		(Restated)
Revenues	$202,274	$221,270	$595,806	$640,387
Operating income	65,782	89,715	200,280	253,501
Depreciation and amortization	29,257	31,482	87,326	94,797
Net income	13,827	41,100	56,891	100,701
Cash flows from operating activities	30,550	91,331	64,858	189,565
Acquisition of fixed assets	18,107	33,952	55,398	96,434

CUSTOMER STATISTICS

Home passed (1)			2,344,149	2,374,668

Cable

Basic Cable Customers (2)			1,422,965	1,450,547
% Penetration (3)			60.7%	61.1%
Basic Cable, Net additions (losses)	10,855	21,991	(17,219)	17,287

Digital Cable Customers			214,372	308,954
% Penetration (4)			15.1%	21.3%
Digital Cable, Net additions	19,115	20,348	42,747	68,091

Internet Access

Dial up			30,482	24,887
Dial up, Net losses	(4,195)	(1,238)	(13,142)	(3,934)

Cable Modem			378,525	476,182
% Penetration (3)			16.1%	20.1%
Cable Modem, Net additions	26,569	29,608	73,471	69,905

(1)

Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.
(3)	Represents customers as a percentage of homes passed.
(4)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “projects” and other words or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the Management’s Discussion and Analysis included in our December 31, 2003 Form 20-F Report and our Annual Consolidated Financial Statements and the Notes thereto.

General

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 8 to our interim consolidated financial statements included in this report.

As calculated in our interim consolidated financial statements, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Significant changes

On January 16, 2004, Vidéotron (1998) Ltée, our subsidiary, contracted a subordinated loan of $1.1 billion from Quebecor Média Inc. This subordinated loan bears interest at 10.75% per annum and matures on January 16, 2019. On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 11% payable in June and December of each year. This transaction was effected to improve the tax consolidation of Quebecor Média Inc. and its subsidiaries.

Changes in accounting principles

In 2004, we revised and adopted accounting policy for the timing of revenue and expense recognition regarding the connection fees based on the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 141 and 142. We chose to adopt the new policy prospectively without restatement of prior period.

Effective January 1st, 2004 the connection fees revenues are now deferred and recognized as revenues over 30 months, such as the estimated average period that customers are expected to remain connected to the network. The incremental and direct costs related to the connection fees, in an amount not exceeding the revenue, are also deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had minor effect on operating income and net income. For the nine-month period ended September 30, 2004, $7.7 million of revenues and $7.5 million of expenses has been deferred in relation to this accounting change.

Third Quarter ended September 30, 2004

Revenues

Consolidated operating revenues for the third quarter ended September 30, 2004 were $221.3 million, compared to $202.3 million for the same period in 2003, an increase of $19.0 million or 9.3%. This increase would have been $22.1 million or 10.9% if we exclude the impact of the change in accounting policy.

Cable television revenues for the third quarter ended September 30, 2004 increased by $5.9 million, or 4.2%, as compared to the same period in 2003. The increase would have been $8.5 million or 6.1% if we exclude the impact of the change in accounting policy. This growth was primarily a result of higher number of basic cable customers, the sale of more lucrative packages and the price increases we gradually implemented beginning March 1st 2004. During the third quarter of 2004, we increased the number of our basic cable customers by 21,991 to 1,450,547. This was our best third quarter performance since year 2000. This compares to an increase of 10,855 customers during the same period in 2003 for a total of 1,422,965 customers at the end of September 2003. We increased the number of digital customers by 20,348, or 7.1%, to 308,954 in the third quarter of 2004 compared to 19,115, or 9.8%, to 214,372 for the third quarter of 2003.

Internet revenues for the third quarter ended September 30, 2004 increased by $9.6 million, or 20.4%, as compared to the same period in 2003. The increase would have been $10.1 million or 21.5% if we exclude the impact of the change in accounting policy. This growth was due to a higher number of high-speed Internet customers in the third quarter 2004 compared to the same period last year, along with price increases that we gradually implemented beginning in March 2004. We increased the number of our high-speed Internet customers by 29,608, or 6.6%, to 476,182 in the third quarter of 2004 compared to 26,569, or 7.5%, to 378,525 for the third quarter of 2003.

Average revenue per customer per month (ARPU) increased to $46.76 for the third quarter ended September 30, 2004, from $43.93 for the same period in 2003, representing a 6.4% increase. This growth is due to price increases and higher number of customers in both cable television and internet services. The ARPU would have been $47.49, or a 8.1% increase if we exclude the impact of the change in accounting policy.

Revenues from video stores for the third quarter of 2004 increased by $2.4 million, or 24.7%, as compared to the same period in 2003. This growth was due to the acquisition of all the assets of Jumbo Entertainment Inc., a franchisor and operator of 105 video and video games rental stores across Canada, which represents an increase of $1.5 million of revenues. The growth is also due to strong performance of the video game stores, higher revenues from retail sales and rentals, and the positive impact of higher royalties and annual fees.

Other revenues, which consisted mainly of the sale of customers equipment, were $7.3 million in the third quarter of 2004 compared to $6.2 million in the same period in 2003, an increase of $1.1 million. This growth was due to higher volume of sales of digital terminals, offset by higher discounts given to long-term customers of those terminals.

Direct Costs and Operating, General and Administrative Expenses

Direct costs decreased by $6.7 million, or 10.3%, to $58.3 million for the third quarter ended September 30, 2004 from $65.0 million for the same period in 2003. Direct costs for cable television services for the third quarter of 2004, which consist of programming costs, were lower than for the same period in 2003 due to a $3.7 million booked in relation to contract negotiation and litigations settlement with programming services, offset by an increase in the number of our digital customers. Direct costs for Internet access for the third quarter 2004 were lower than for the same period in 2003 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers. We also benefits from lower acquisition cost and favorable exchange rate on US dollar for the set-top boxes and cable modems sold to customers.

Operating, general and administrative expenses increased by $1.8 million, or 2.5%, to $73.3 million for the third quarter of 2004 from $71.5 million for the same period in 2003. Higher operating expenses in the third quarter ended September 30, 2004, resulted mainly from an increase in publicity and promotion expenses, plus an increase in programming fund expenses due to higher cable television revenues, offset by the deferral of $2.9 million of incremental and direct costs due to the adoption of the aforementioned new accounting policy.

Operating Income

Operating income for the third quarter ended September 30, 2004 was $89.7 million, compared to $65.8 million for the same period in 2003, representing an increase of $23.9 million, or 36.3%. Operating income margin increased to 40.5% for the third quarter 2004 from 32.5% for the same period in 2003. Subsidy on customer equipments amounted to $5.9 million in the third quarter ended September 30, 2004, or 2.7% of sales, compared to $10.7 million, or 5.3% of sales in the same quarter in 2003.

Depreciation and Amortization

Depreciation and amortization expenses for the third quarter of 2004 were $31.5 million, an increase of $2.2 million, or 7.5%, from $29.3 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital set-top boxes from 10 years to 7 years, which cause additional amortization for $0.7 million in the third quarter 2004.

Financial Expenses and Dividend Income

Financial expenses for the third quarter 2004 were $41.9 million, as compared to $16.2 million for the same period in 2003, an increase of $25.7 million. The increase was attributable to a foreign exchange gain of $2.1 million on US dollar-denominated long-term debt as compared to a loss of $0.2 million in 2003. We also paid $29.7 million of interest expense on the new $1.1 billion subordinated loan with the parent company, which was compensated by a $30.4 million dividend income related to the $1.1 billion investment in our parent company, Quebecor Média. These additional charges were partially offset by lower interest expenses on long-term debt due to lower interest rates in 2004.

Income taxes

Income taxes for the third quarter ended September 30, 2004 was $5.6 million, compared to $6.5 million for the same period in 2003, representing an effective tax rate of 12.0% compared to 31.8% in 2003, a decrease of 19.8% based on income before income taxes and non-controlling interest. This reduction is mainly due to the $1.1 billion tax consolidation transactions with Quebecor Média in which we receive non taxable dividends and pay deductible interests.

Nine months ended September 30, 2004

Revenues

Consolidated operating revenues for the nine months ended September 30, 2004 were $640.4 million, compared to $595.8 million for the same period in 2003, an increase of $44.6 million or 7.5%. This increase would have been $52.3 million or 8.8% if we exclude the impact of the change in accounting policy.

Cable television revenues for the nine months ended September 30, 2004 increased by $10.1 million, or 2.4%, as compared to the same period in 2003. The increase would have been $16.5 million or 3.9% if we exclude the impact of the change in accounting policy. We realized a net addition of 17,287 basic cable customers for the nine months ended September 2004, compared to a decrease of 17,219 customers during the same period in 2003. We increased the number of digital customers by 68,091, or 28.3%, for the nine months ended September 30, 2004 compared to 42,747, or 24.9% for the same period in 2003.

Internet revenues for the nine months ended September 30, 2004 increased by $29.6 million, or 22.3%, as compared to the same period in 2003. The increase would have been $30.9 million or 23.2% if we exclude the impact of the change in accounting policy. We increased the number of our high-speed Internet customers by 69,905, or 17.2%, for the nine months ended September 30, 2004 compared to 73,471, or 24.1%, for the same period in 2003.

We have introduced price increases in cable distribution and Internet access starting March 1st, 2004.

Average revenue per customer per month (ARPU) increased to $45.73 for the nine months ended September 30, 2004, from $43.01 for the same period in 2003, representing a 6.3% increase. The ARPU would have been $46.33, or a 7.7% increase if we exclude the impact of the change in accounting policy.

Revenues from video stores for the nine months ended September 30, 2004 increased by $4.3 million, or 15.2%, as compared to the same period in 2003.

Other revenues, which consisted mainly of the sale of customers equipment, were $16.7 million for the nine months ended September 30, 2004 compared to $16.1 million in the same period in 2003, an increase of $0.6 million.

Direct Costs and Operating, General and Administrative Expenses

Direct costs decreased by $0.1 million, or 0.5%, to $182.7 million for the nine months ended September 30, 2004 from $182.8 million for the same period in 2003. This decrease is mainly attributable to a significant reduction in bandwidth and transportation costs for the Internet access services and rate reduction with programming services, partially offset by higher programming costs due to an increase in the number of our digital customers. This addition of new customers also had a direct impact on the costs of sales of set-top boxes even with the reduction in acquisition cost of those equipments.

Operating, general and administrative expenses decreased by $8.5 million, or 4.0%, to $204.2 million for the nine months ended September 30, 2004 from $212.7 million for the same period in 2003 due to the deferral of $7.5 million of connection incremental and direct costs due to new accounting policy.

Operating Income

Operating income for the nine months ended September 30, 2004 was $253.5 million, compared to $200.3 million for the same period in 2003, representing an increase of $53.2 million, or 26.6%. Operating income margin increased to 39.6% for the nine months ended in 2004 from 33.6% for the same period in 2003. Subsidy on customer equipments amounted to $25.8 million in the nine months ended September 30, 2004, or 4.0% of sales, compared to $23.7 million, or 4.0% of sales in the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expenses for the nine months ended September 30, 2004 were $94.8 million, an increase of $7.5 million, or 8.6%, from $87.3 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital cable set-top boxes from 10 years to 7 years.

Financial Expenses, Dividend Income and Other Items

Financial expenses for the nine months ended September 30, 2004 were $133.3 million, as compared to $34.4 million for the same period in 2003, an increase of $98.9 million. The increase was attributable to a foreign exchange loss of $2.3 million on US dollar-denominated long-term debt as compared to a gain of $17.8 million in 2003. We also paid $83.7 million of interest expense on the new $1.1 billion subordinated loan with the parent company, which was compensated by a $85.6 million dividend income related to the $1.1 billion investment in Quebecor Média, the parent company.

Other items for 2003 consisted of the reversal of $2.5 million of the revised restructuring provision that had been taken in the fourth quarter of 2002.

Income taxes

Income taxes for the nine months ended September 30, 2004 was $10.2 million, compared to $24.2 million for the same period in 2003, representing an effective tax rate of 9.2% compared to 29.8% in 2003, a decrease of 20.6% based on income before income taxes and non-controlling interest. This decline is mainly due to tax consolidation transactions, partly offset by losses on foreign currency denominated debt compared to a gain in 2003.

Liquidity and Capital Resources

Operating activities

Cash provided by operating activities during the nine months ended September 30, 2004 was $189.6 million, as compared to $64.9 million for the same period in 2003, an increase of $124.7 million. Cash flows from operations before changes in non-cash operating items, amounted to $223.7 million for the nine months ended September 30, 2004 compared to $164.6 million for the same period in 2003. This $59.1 million increase is mainly due to improved revenues and a reduction in interest expense on long-term debt (excluding the subordinated debt for tax consolidation with Quebecor Média). Changes in non-cash operating items used $34.2 million in the nine months ended September 30, 2004, as compared to $99.7 million for the same period in 2003, a decrease of $65.5 million. The variation in non-cash operating items is mainly due to the timing in the payments made to programming services, suppliers and to affiliated companies.

Investing Activities

The total cash flows used by investing activities for the nine months ended September 30, 2004 were $1,179.8 million as compared to $53.9 million for the same period last year, an increase of $1,125.9 million, due to the acquisition for $1.1 billion of preferred shares, Series D, of Quebecor Média Inc., the parent company and the acquisition of substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.1 million. During the nine months ended September 30, 2004 we invested $96.4 million in fixed assets compared to $55.4 million during the same period in 2003. This growth is mainly to increase the capacity of the Internet network in order to maintain and increase the quality of service due to higher Internet access customers, the increase in speed implemented at the beginning of the second quarter and higher volume of network extensions. The Company continued to focus on success driven capital spending and maintaining the network in very good condition.

Financing Activities

Cash flows generated from financing activities were $977.6 million in the nine months ended September 30, 2004 as compared to $31.9 million used for the same period in 2003, an increase of $1,009.5 million. On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our parent company, Quebecor Média, and used the whole proceeds of this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Média. On March 24, 2003, we contracted a $150.0 million subordinated loan from our parent company and reduced our long-term credit facilities by the same amount. In 2004, we also paid $80.0 million in dividends to the parent company and made mandatory repayments of $37.5 million on long-term debt.

As at September 30, 2004, the Company’s cash position amounted to $12.7 million compared to a cash deficiency of $6.8 million at the end of the same period in 2003.

Management believes that cash flows from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Risks and Uncertainties

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

No material changes in main risk factors and uncertainties have occurred since December 31, 2003. For more details and descriptions of our risks and uncertainties, please refer to our 2003 Form 20-F Report and our 2003 Annual Financial Statements.

Regulation

We are subject to extensive government regulations mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

VIDÉOTRON LTÉE
Interim Consolidated Statements of Operations
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004

	(Restated)		(Restated)
Operating revenues:
Cable television	$139,356	$145,230	$418,383	$428,542
Internet	46,968	56,612	133,033	162,603
Video stores	9,717	12,130	28,267	32,590
Other	6,233	7,298	16,123	16,652

	202,274	221,270	595,806	640,387

Operating expenses:
Direct costs	65,026	58,257	182,847	182,651
Operating, general and administrative expenses	71,466	73,298	212,679	204,235

	136,492	131,555	395,526	386,886

Operating income before the undernoted	65,782	89,715	200,280	253,501

Depreciation and amortization	29,257	31,482	87,326	94,797

Financial expenses (note 3)	16,198	41,878	34,361	133,339

Dividend income from parent company (note 5)	—	(30,416)	—	(85,626)

Other item	—	—	(2,500)	—

Income before income taxes and non-controlling interest	20,327	46,771	81,093	110,991
Income taxes (note 4):
Current	1,406	(593)	4,133	(797)
Future	5,067	6,228	20,023	11,008

	6,473	5,635	24,156	10,211

	13,854	41,136	56,937	100,780

Non-controlling interest in a subsidiary	27	36	46	79

Net income	$13,827	$41,100	$56,891	$100,701

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004
(in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2002	$1	$84,357	$(429,547)	$(345,189)

Conversion of 1 Series E preferred share into 750,000 common shares	26,829	—	—	26,829

Excess of the preferred share retractable value over the stated capital converted into Class A shares	—	301,170	—	301,170

Conversion of 1 Series E preferred share into 70,000 common shares	4,481	—	—	4,481

Net income	—	—	56,891	56,891

Balance as at September 30, 2003	31,311	385,527	(372,656)	44,182

Excess of purchase price over the carrying value of the assets transferred by the parent company	—	—	(2,000)	(2,000)

Issuance of shares	141,925	—	—	141,925

Transfer of tax deductions from a company controlled by the ultimate parent company	—	3,382	—	3,382

Excess of consideration issued to the parent company over the net book value of business acquired	—	(26,699)	(76,437)	(103,136)

Net income	—	—	6,420	6,420

Dividend	—	—	(19,956)	(19,956)

Balance as at December 31, 2003	173,236	362,210	(464,629)	70,817

Transfer of tax deductions from a company controlled by the ultimate parent company	—	(66)	—	(66)

Excess of the preferred share retractable value over the stated capital (note 7)	—	—	(1,660)	(1,660)

Net income	—	—	100,701	100,701

Dividend	—	—	(80,025)	(80,025)

Balance as at September 30, 2004	$173,236	$362,144	$(445,613)	$89,767

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE
Interim Consolidated Balance Sheets
(Unaudited)

As at December 31, 2003 and September 30, 2004
(in thousands of Canadian dollars)

	December 31, 2003	September 30, 2004

		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,329	$25,747
Marketable securities	23,130	—
Accounts receivable	69,088	71,423
Amounts receivable from affiliated companies	105	—
Income taxes receivable	6,535	5,382
Inventories	23,198	23,784
Prepaid expenses	6,938	10,192
Future income taxes	10,762	7,972

	168,085	144,500
Fixed assets	901,561	888,146
Goodwill	433,215	438,360
Deferred charges	17,302	23,237
Future income taxes	5,376	13,963
Investments (note 5)	66	1,100,066

	$1,525,605	$2,608,272

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,051	$13,069
Accounts payable and accrued liabilities	163,074	126,797
Amounts payable to affiliated companies	18,355	16,668
Deferred revenue	89,315	97,241
Income taxes payable	8,139	2,348
Current portion of long-term debt (note 6)	50,000	50,000

	331,934	306,123
Deferred revenue	—	10,403
Forward exchange contract	15,272	31,818
Future tax liabilities	118,202	135,029
Retractable preferred shares (note 7)	2,000	—
Long-term debt (note 6)	986,677	2,034,368
Non-controlling interest in subsidiaries	703	764

	1,454,788	2,518,505

Shareholder’s equity:
Common shares (note 7)	173,236	173,236
Contributed surplus	362,210	362,144
Deficit	(464,629)	(445,613)

	70,817	89,767

	$1,525,605	$2,608,272

Contingencies and guarantees (note 10)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

___________________________

___________________________

VIDÉOTRON LTÉE
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004

	(Restated)		(Restated)
Cash flows from operating activities:
Net income	$13,827	$41,100	$56,891	$100,701
Adjustments for the following items:
Depreciation and amortization	32,335	31,803	95,670	95,761
Future income taxes	5,067	6,228	20,023	11,008
Non-controlling interest in a subsidiary	27	36	46	79
Loss on disposal of fixed assets	7,415	1,165	11,597	12,020
(Gain) loss on foreign currency denominated debt	195	(2,148)	(19,489)	2,312
Other items	(40)	549	(146)	1,849

Cash flows from operations	58,826	78,733	164,592	223,730
Changes in non-cash operating items:
Accounts receivable	6,518	9,672	160	(2,335)
Current income taxes	1,565	5,124	2,045	(4,764)
Net amounts receivable and payable from/to affiliated companies	(25,409)	(8)	(27,154)	(1,101)
Inventories	5,185	(2,125)	(3,779)	467
Prepaid expenses	2,221	7,478	(1,729)	(3,254)
Accounts payable and accrued liabilities	(18,222)	(12,095)	(79,551)	(34,052)
Deferred revenue	(134)	4,552	10,274	10,874

	(28,276)	12,598	(99,734)	(34,165)

Cash flows from operating activities	30,550	91,331	64,858	189,565
Cash flows from investing activities:
Acquisition of fixed assets	(18,107)	(33,952)	(55,398)	(96,434)
Net change in deferred charges	(235)	(168)	(358)	(347)
Acquisition of goodwill	—	—	—	(92)
Proceeds on disposal of fixed assets and investments	2,036	205	2,734	1,019
Acquisition of video stores	—	(7,052)	—	(7,052)
Acquisition of shares of parent company	—	—	—	(1,100,000)
Proceeds on disposal of marketable securities	—	—	—	23,131
Acquisition of non-controlling interest	—	—	—	(10)
Acquisition of Internet subscribers	—	—	(900)	—

Cash flows used in investing activities	(16,306)	(40,967)	(53,922)	(1,179,785)
Cash flows from financing activities:
Repayment of long-term debt	(29,351)	(12,500)	(253,267)	(37,500)
Increase in long-term debt	20,000	—	85,000	—
Financing costs on long-term debt	—	—	—	(1,195)
Increase in long-term intercompany loan from parent company	—	—	150,000	1,100,000
Redemption of retractable preferred share	—	—	—	(3,660)
Dividend to parent company	—	(41,779)	—	(80,025)
Recouponing fees and termination of swaps	—	—	(13,539)	—
Other	(64)	—	(64)	—

Cash flows from (used in) financing activities	(9,415)	(54,279)	(31,870)	977,620

Net change in cash and cash equivalents	4,829	(3,915)	(20,934)	(12,600)
Cash and cash equivalents at beginning of period	(11,667)	16,593	14,096	25,278

Cash and cash equivalents at end of period	$(6,838)	$12,678	$(6,838)	$12,678

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$816	$25,747	$816	$25,747
Issued and outstanding cheques	(7,654)	(13,069)	(7,654)	(13,069)

	$(6,838)	$12,678	$(6,838)	$12,678

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

1.          Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services. It also operates the largest chain of video stores in Québec.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

New accounting policies since previous year-end

(a)        Equipment subsidies and reconnection costs:

During the fourth quarter of 2003, the Company revised its accounting for the sale of equipment to subscribers and the accounting of the reconnecting costs. Up to the end of the third quarter of 2003, the costs of subsidies granted to the subscribers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis and the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to the fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

The Company changed its accounting principles to expense as they are incurred, the costs related to subscribers’ subsidies as well as the costs of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the three-month and nine-month periods ended September 30, 2003:

•	The operating revenues increased by $4.8 million and $12.6 million;
•	The direct and operating costs increased by $17.5 million and $41.0 million;
•	The depreciation expense decreased by $6.6 million and $19 million;
•	The income tax expense decreased by $1.7 million and by $2.3 million; and
•	The net income decreased by $4.4 million and $7.1 million.

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

1.          Basis of presentation and accounting changes (continued):

New accounting policies since previous year-end (continued)

(b)        Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on the CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, the connection fee revenues are now deferred and recognized as revenues over 30 months, that is the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had an impact of $0.2 million on the amounts of operating income and net income. Deferred revenue and deferred charges increased by $7.7 million and $7.5 million, respectively, as of September 30, 2004.

2.          Business acquisition:

On July 6, 2004, a subsidiary of the Company acquired Jumbo Entertainment Inc. for a price of $7.1 million.

The assets acquired are as follows:

(in thousands of Canadian dollars)
Inventories	$1,053
Fixed assets	897
Goodwill	5,102

$7,052

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

3.          Financial expenses:

	Three-month period ended		Nine-month period ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004

	(Restated)		(Restated)
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$13,664	$13,409	$48,064	$42,492
Write-off and amortization of deferred financing costs	712	322	3,809	965
Amortization of debt premium and discount	(291)	(191)	(874)	(574)
(Gain) loss on foreign denominated debt	195	(2,148)	(17,838)	2,312
Gain on foreign denominated short-term monetary items	(111)	(861)	(3,190)	(418)
Bank fees	308	404	982	1,185
Other interest and penalty charges	28	39	91	384

	14,505	10,974	31,044	46,346
Interest income	(11)	(165)	(137)	(655)

	14,494	10,809	30,907	45,691
Parent company:
Interest expense	1,800	31,069	3,697	87,648
Interest income	(96)	—	(243)	—

	1,704	31,069	3,454	87,648

	$16,198	$41,878	$34,361	$133,339

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

3.	Financial expenses (continued):

The interest paid in the three-month periods ended September 30, 2003 and 2004 amounted to $16.5 million and $24.6 million and in the nine-month periods ended September 30, 2003 and 2004 amounted to $54.6 million and $97.9 million, respectively.

4.	Income taxes:

The following schedule reconciles income taxes computed on the income before income taxes and non-controlling interest in a subsidiary according to the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Nine-month period ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	(Restated)		(Restated)
	(in thousands of Canadian dollars)

Income taxes based on the consolidated federal and provincial (Québec) basic income tax rate of 31.12% (2003 - 33.12%)	$6,732	$14,554	$26,858	$34,539
Federal large corporations tax	602	777	1,804	1,992
Foreign exchange (gain) loss on foreign denominated debt taxable at a lower rate	—	(615)	(2,583)	276
Non-taxable dividend from the parent company	—	(9,532)	—	(26,647)
Reduction of enacted tax rate	(274)	—	(823)	—
Other	(587)	451	(1,100)	51

	$6,473	$5,635	$24,156	$10,211

Income taxes paid in the three-month periods ended September 30, 2003 and 2004 amounted to $0.6 million and $0.5 million and in the nine-month periods ended September 30, 2003 and 2004 amounted to $2.4 million and $10.2 million.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

5.	Investments:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. (see note 6 (a)). On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares, carrying the rights to receive an annual dividend of 11%, are payable in June and December of each year. As at September 30, 2004, the dividend receivable amounted to $33.9 million and is accounted for in the amounts payable to affiliated companies.

6.	Long-term debt:

	December 31, 2003	September 30, 2004
	(in thousands of Canadian dollars)
Bank facility:
Term-loan C	$355,630	$318,130
Senior Secured First Priority Notes	100,615	97,112
Senior Notes	430,432	419,126
Subordinated loan - Quebecor Media Inc.	150,000	150,000
Subordinated loan - Quebecor Media Inc. (a)	—	1,100,000
	1,036,677	2,084,368

Short-term portion of the long-term debt	50,000	50,000

Long-term portion of the long-term debt	$986,677	$2,034,368

(a)	Subordinated loan to a subsidiary - Quebecor Media Inc.:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. maturing in 2019. This subordinated loan bears interest at 10.75%, payable in June and December of each year. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the credit agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the lender is entitled to receive or retain payment of principal, except that the proceeds from the sale of preferred shares Series D held in Quebecor Media Inc. may be used entirely to redeem this debt. The interest owed to Quebecor Media Inc. as at September 30, 2004 totalled $8.7 million and is accounted for in the amounts payable to affiliated companies.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

6.	Long-term debt (continued):

Minimum principal payments on long-term debt in each of the next years are as follows:

(in thousands of Canadian dollars)

2005	$50,000
2006	50,000
2007	147,112
2008	50,000
2009	118,130
2010 and thereafter	1,669,126

7.	Share capital and retractable preferred shares:

	December 31, 2003		September 30, 2004
	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares
	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares	$173,236	$—	$173,236	$—
1 preferred share, Series F	—	2,000	—	—
133,000 preferred shares, Series G	—	—	—	—

	$173,236	$2,000	$173,236	$—

On January 16, 2004, Vidéotron Ltée issued 88,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., the wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $88.0 million. Series G shares are eliminated upon consolidation.

On March 26, 2004, the Company redeemed the Series F preferred share, for an amount of $3.7 million. The excess of the consideration paid over the preferred share retractable value, in the amount of $1.7 million, has been charged to retained earnings.

On September 30, 2004, Vidéotron Ltée issued 45,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., the wholly-owned subsidiary of le Superclub Vidéotron Ltée, for a total cash consideration of $45.0 million. Series G shares are eliminated upon consolidation.

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of material differences between Canadian GAAP and US GAAP on the Company’s interim consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations for the:

	Three-month period ended		Nine-month period ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004

			(restated)
	(in thousands of Canadian dollars)

Net income for the period based on Canadian GAAP	$13,827	$41,100	$56,891	$100,701
Adjustments:
Push-down basis of accounting (i)	(327)	(1,935)	(5,557)	(5,804)
Development and pre-operating costs (iii)	119	3	173	179
Accounting for derivative instruments and hedging activities (iv)	506	4,660	8,986	11,174
Income taxes (v)	(38)	(1)	(55)	(56)

Net income for the period based on US GAAP	14,087	43,827	60,438	106,194
Other comprehensive income (loss) (vi)
Accounting for derivative instruments and hedging activities (iv)	—	2,640	—	(2,540)

Comprehensive income based on US GAAP	$14,087	$46,467	$60,438	$103,654

Accumulated other comprehensive loss at beginning of period	$(314)	$(6,950)	$(314)	$(1,770)
Change in the period	—	2,640	—	(2,540)

Accumulated other comprehensive loss at end of period	$(314)	$(4,310)	$(314)	$(4,310)

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Shareholder’s Equity
As at

	December 31, 2003	September 30, 2004

	(in thousands of Canadian dollars)
Shareholder’s equity based on Canadian GAAP	$70,817	$89,767
Cumulative adjustments:
Push-down basis of accounting (i)	4,321,121	4,315,317
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(446)	(267)
Accounting for derivative instruments and hedging activities (iv)	(13,352)	(4,718)
Income taxes (v)	139	83
Pension and postretirement benefits (vii)	(927)	(927)

Shareholder’s equity based on US GAAP	$2,373,352	$2,395,255

(i)         Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Quebecor Media Inc. of the parent of each of the consolidated entities. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

(d)	Future income tax liability increased by $24.9 million; and

(e)

The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations, unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instruments is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii)	Operating income before the undernoted

US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(ix)	Consolidated Statements of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

(x)	Revenue recognition:

Under Canadian GAAP, hook-up revenues are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the network; incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are deferred and amortized over the same period. Under US GAAP, initial hook-up revenues are recognized as revenue to the extent of direct selling costs incurred. Only the excess of revenue is deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system. Hook-up charges, excluding initial subscriber installation costs, which are capitalized and amortized, are expensed as incurred.

For the three and nine-month periods ended September 30, 2004, this GAAP difference had no impact on net income.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xi)	Recent accounting pronouncements

The Financial Accounting Standards Board, or FASB, recently issued several new Statements and Interpretations. Statements and Interpretations recently issued by the FASB that are applicable to the Company have had little or no immediate effect. Those statements included No. 143. Accounting for Asset Retirement Obligations, No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, No. 145, Rescission of FASB Statements No. 4, 44 and 64, No. 146, Accounting for Costs Associated with Exit or Disposal Activities, Amendment of FASB, Statement No. 13 (Leases), and Technical Corrections; No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

(xii)	Guaranteed debt

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 (note 6) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2003 and September 30, 2004 and the nine-month periods ended September 30, 2003 and 2004 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are Vidéotron TVN Inc., Vidéotron (1998) Ltée and Le Superclub Vidéotron Ltée and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Subsidiary Non-Guarantors” are CF Cable TV Inc., Vidéotron (Régional) Ltée, Télé-Câble Charlevoix (1977) Inc. and Société d’Édition et de Transcodage T.E. Ltée.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheet
As at December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Assets
Current assets:
Cash and cash equivalents	$27,772	$89	$468	$—	$28,329
Marketable securities	22,100	—	1,030	—	23,130
Accounts receivable	63,125	5,464	499	—	69,088
Amounts receivable from affiliated companies	86,109	127,157	335,968	(549,129)	105
Income taxes receivable	—	4,950	1,585	—	6,535
Inventories and prepaid expenses	14,615	14,881	640	—	30,136
Future income taxes	7,451	1,999	1,312	—	10,762

	221,172	154,540	341,502	(549,129)	168,085

Fixed assets	743,100	81,285	225,206	(489)	1,049,102
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Deferred charges	12,117	407	3,435	—	15,959
Future income taxes	2,063	2,813	—	500	5,376
Investments	458,053	—	976	(458,963)	66

Total assets	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$2,584	$416	$51	$—	$3,051
Accounts payable and accrued liabilities	127,805	32,847	31,084	(27)	191,709
Amounts payable to a company under common control	210,192	98,642	258,623	(549,102)	18,355
Deferred revenue and prepaid services	50,536	18,900	19,879	—	89,315
Income taxes payable	310	7,784	45	—	8,139
Current portion of long-term debt	50,000	—	—	—	50,000

	441,427	158,589	309,682	(549,129)	360,569
Retractable preferred shares	2,000	—	—	—	2,000
Future income taxes	123,138	4,763	47,373	—	175,274
Long-term debt	887,401	—	123,984	(23,368)	988,017
Non-controlling interest in a subsidiary	—	—	10	693	703

	1,453,966	163,352	481,049	(571,804)	1,526,563
Shareholder’s equity:
Capital shares	173,236	43,427	235,025	(278,452)	173,236
Contributed surplus	3,476,551	643,065	660,187	(25,369)	4,754,434
Deficit	(2,266,499)	20,440	(407,744)	101,255	(2,552,548)
Other comprehensive income	(1,216)	—	(554)	—	(1,770)

	1,382,072	706,932	486,914	(202,566)	2,373,352

	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Statement of Operations
For the three-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$105,259	$62,978	$39,847	$(5,810)	$202,274
Direct cost	44,042	9,717	11,947	(680)	65,026
Operating and administrative expenses	37,026	24,711	14,051	(5,084)	70,704
Depreciation and amortization	21,680	4,875	4,474	(74)	30,955
Financial expenses	14,560	(1,356)	2,624	(278)	15,550

(Loss) income before the undernoted	(12,049)	25,031	6,751	306	20,039

Income taxes	(3,898)	7,565	2,260	(2)	5,925

	(8,151)	17,466	4,491	308	14,114
Share in the results of a company subject to significant influence	1,420	—	48	(1,468)	—
Non-controlling interest	—	—	—	(27)	(27)

Net income	$(6,731)	$17,466	$4,539	$(1,187)	$14,087

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Statement of Operations
For the nine-month period ended September 30, 2003 (restated)

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$315,725	$179,306	$119,853	$(19,078)	$595,806

Direct cost	120,162	28,434	35,833	(1,582)	182,847

Operating and administrative expenses	113,297	70,991	43,406	(17,259)	210,435

Depreciation and amortization	62,327	20,090	13,051	(237)	95,231

Financial expenses	52,345	(11,649)	(10,859)	(4,890)	24,947

(Loss) income before the undernoted	(32,406)	71,440	38,422	4,890	82,346

Income taxes	(12,378)	23,809	10,435	(4)	21,862
	(20,028)	47,631	27,987	4,894	60,484

Share in the results of a company subject to significant influence	7,879	—	75	(7,954)	—

Non-controlling interest	—	—	—	(46)	(46)

Net (loss) income	$(12,149)	$47,631	$28,062	$(3,106)	$60,438

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Statement of Cash Flows
For the three-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net (loss) income	$(6,731)	$17,466	$4,539	$(1,187)	$14,087
Adjustments for:
Depreciation and amortization	22,326	6,847	4,766	(74)	33,865
Future income taxes	(4,236)	6,738	2,019	(2)	4,519
Gain on foreign denominated debt	—	—	181	14	195
Other	(1,025)	7,378	389	1,094	7,836
Net change in non-cash operating working capital	18,945	(40,848)	(8,302)	219	(29,986)
	29,279	(2,419)	3,592	64	30,516

Cash flows from investing activities:
Acquisition of fixed assets	(12,989)	(1,756)	(3,362)	—	(18,107)
Net change in deferred charges	(156)	(45)	—	—	(201)
Proceeds on disposal of fixed assets	—	2,036	—	—	2,036
Acquisition of Internet subscribers	—	—	—	—	—
Other	—	—	—	—	—
	(13,145)	235	(3,362)	—	(16,272)

Cash flows from financing activities:
Increase in long-term debt	20,000	—	—	—	20,000
Repayment of long-term debt	(29,341)	—	(10)	—	(29,351)
Other	—	—	—	(64)	(64)
	(9,341)	—	(10)	(64)	(9,415)

Net increase (decrease) in cash	6,793	(2,184)	220	—	4,829

Cash and cash equivalents, beginning of period	(11,741)	(519)	593	—	(11,667)

Cash and cash equivalents, end of period	$(4,948)	$(2,703)	$813	$—	$(6,838)

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Statement of Cash Flows
For the nine-month period ended September 30, 2003 (restated)

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(12,149)	$47,631	$28,062	$(3,106)	$60,438
Adjustments for:
Depreciation and amortization	65,936	23,444	13,192	(237)	102,335
Future income taxes	(13,392)	21,341	9,784	(4)	17,729
Loss on foreign denominated debt	—	—	(17,214)	(624)	(17,838)
Other	(6,196)	11,488	1,234	7,126	13,652
Net change in non-cash operating working capital	20,116	(102,852)	(25,709)	(3,155)	(111,600)
	54,315	1,052	9,349	—	64,716

Cash flows from investing activities:
Acquisition of fixed assets	(41,503)	(4,585)	(9,310)	—	(55,398)
Net change in deferred charges	(156)	(60)	—	—	(216)
Proceeds on disposal of fixed assets	73	2,661	—	—	2,734
Acquisition of internet subscribers	—	(900)	—	—	(900)
Other	249	—	87	(336)	—
	(41,337)	(2,884)	(9,223)	(336)	(53,780)

Cash flows from financing activities:
Increase in long-term debt	235,000	—	—	—	235,000
Repayment of long-term debt	(253,242)	—	(25)	—	(253,267)
Other	(13,539)	—	(400)	336	(13,603)
	(31,781)	—	(425)	336	(31,870)

Net decrease in cash	(18,803)	(1,832)	(299)	—	(20,934)

Cash and cash equivalents, beginning of period	13,855	(871)	1,112	—	14,096
Cash and cash equivalents, end of period	$(4,948)	$(2,703)	$813	$—	$(6,838)

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheet
As at September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$23,546	$89	$2,112	$—	$25,747
Accounts receivable	63,925	6,912	586	—	71,423
Amounts receivable from affiliated companies	793,969	296,103	261,789	(1,351,861)	—
Income taxes receivable	—	5,364	26	(8)	5,382
Inventories and prepaid expenses	15,888	17,052	1,036	—	33,976
Future income taxes	6,323	520	1,095	34	7,972
	903,651	326,040	266,644	(1,351,835)	144,500

Fixed assets	730,266	69,941	226,415	(489)	1,026,133
Goodwill	1,399,533	636,384	396,844	233,711	2,666,472
Deferred charges	10,943	441	3,434	—	14,818
Future income taxes	—	13,888	80	(5)	13,963
Investments	421,963	1,171,792	166,075	(659,764)	1,100,066
Total assets	$3,466,356	$2,218,486	$1,059,492	$(1,778,382)	$4,965,952
Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$11,831	$1,110	$128	$—	$13,069
Accounts payable and accrued liabilities	122,303	23,551	23,178	(233)	168,799
Amounts payable to a company under common control	155,040	808,572	404,683	(1,351,627)	16,668
Deferred revenue and prepaid services	51,996	21,746	20,008	—	93,750
Income taxes payable	284	884	1,180	—	2,348
Current portion of long-term debt	50,000	—	—	—	50,000
	391,454	855,863	449,177	(1,351,860)	344,634
Deferred revenue	4,694	—	1,745	—	6,439
Future income taxes	134,231	4,728	49,959	(311)	188,607
Long-term debt	833,141	1,100,000	121,346	(24,234)	2,030,253
Non-controlling interest in a subsidiary	—	—	—	764	764
	1,363,520	1,960,591	622,227	(1,375,641)	2,570,697
Shareholder’s equity:
Capital shares	306,236	196,558	165,025	(494,583)	173,236
Contributed surplus	3,475,340	619,072	661,293	(1,337)	4,754,368
(Deficit) retained earnings	(1,674,984)	(557,735)	(388,499)	93,179	(2,528,039)
Other comprehensive loss	(3,756)	—	(554)	—	(4,310)
	2,102,836	257,895	437,265	(402,741)	2,395,255
	$3,466,356	$2,218,486	$1,059,492	$(1,778,382)	$4,965,952

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Revenues	$127,694	$74,980	$47,317	$(25,866)	$224,125
Direct cost	37,933	7,865	12,714	(255)	58,257
Operating and administrative expenses	51,954	33,289	16,559	(25,608)	76,194
Depreciation and amortization	20,242	9,629	4,751	—	34,622
Financial expenses	(9,387)	42,011	4,893	(366)	37,151
Dividend income from related companies	—	(32,884)	(4,563)	7,031	(30,416)

Income (loss) before the undernoted	26,952	15,070	12,963	(6,668)	48,317
Income taxes	7,046	(5,334)	2,576	166	4,454

	19,906	20,404	10,387	(6,834)	43,863
Share in the results of a company subject to significant influence	2,925	—	50	(2,975)	—
Non-controlling interest	—	—	—	(36)	(36)

Net income (loss)	$22,831	$20,404	$10,437	$(9,845)	$43,827

VIDÉOTRON LTÉE

Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$22,831	$20,404	$10,437	$(9,845)	$43,827
Adjustments for:
Depreciation and amortization	20,497	9,629	4,750	—	34,876
Future income taxes	6,614	(3,549)	1,824	158	5,047
Gain on foreign denominated debt	—	—	(2,060)	(88)	(2,148)
Other	(1,599)	662	777	2,729	2,569
Net change in non-cash operating working capital	25,104	(8,595)	(9,392)	2	7,119

	73,447	18,551	6,336	(7,044)	91,290
Cash flows from investing activities:
Acquisition of fixed assets	(17,175)	(11,713)	(6,328)	1,264	(33,952)
Net change in deferred charges	—	(127)	—	—	(127)
Proceeds on disposal of fixed assets	87	1,286	96	(1,264)	205
Acquisition of video stores	—	(7,052)	—	—	(7,052)

	(17,088)	(17,606)	(6,232)	—	(40,926)
Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Dividends	(44,260)	(4,563)	—	7,044	(41,779)

	(56,760)	(4,563)	—	7,044	(54,279)
Net (decrease) increase in cash	(401)	(3,618)	104	—	(3,915)
Cash and cash equivalents, beginning of period	12,116	2,597	1,880	—	16,593

Cash and cash equivalents, end of period	$11,715	$(1,021)	$1,984	$—	$12,678

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the nine-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
		(in thousands of Canadian dollars)
Revenues	$365,337	$213,623	$138,554	$(69,672)	$647,842

Direct cost	118,364	21,721	43,282	(716)	182,651

Operating and administrative expenses	139,579	92,992	48,231	(68,953)	211,849

Depreciation and amortization	61,021	28,984	14,008	—	104,013

Financial expenses	(13,531)	113,850	22,405	(759)	121,965

Dividend income from related companies	—	(92,515)	(12,844)	19,733	(85,626)
Income (loss) before the undernoted	59,904	48,591	23,472	(18,977)	112,990

Income taxes	15,504	(13,287)	4,334	166	6,717
	44,400	61,878	19,138	(19,143)	106,273

Share in the results of a company subject to significant influence	7,777	—	108	(7,885)	—

Non-controlling interest	—	—	(1)	(78)	(79)

Net income (loss)	$52,177	$61,878	$19,245	$(27,106)	$106,194

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
		(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$52,177	$61,878	$19,245	$(27,106)	$106,194
Adjustments for:
Depreciation and amortization	61,786	28,984	14,007	—	104,777
Future income taxes	14,285	(9,650)	2,721	158	7,514
Loss on foreign denominated debt	—	—	2,303	9	2,312
Other	(8,611)	2,948	4,527	7,089	5,953
Net change in non-cash operating working capital	(84,660)	816	46,492	8	(37,344)
	34,977	84,976	89,295	(19,842)	189,406

Cash flows from investing activities:
Acquisition of fixed assets	(56,683)	(33,056)	(19,111)	12,416	(96,434)
Net change in deferred charges	—	(188)	—	—	(188)
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposal of fixed assets	511	12,562	362	(12,416)	1,019
Acquisition of video stores	—	(7,052)	—	—	(7,052)
Proceeds on disposal of short-term investments	22,100	—	1,031	—	23,131
Acquisition of shares of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)
	35,928	(1,127,826)	(87,728)	—	(1,179,626)

Cash flows from financing activities:
Repayment of long-term debt	(37,500)	—	—	—	(37,500)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred shares	(3,660)	—	—	—	(3,660)
Dividends	(42,023)	(57,844)	—	19,842	(80,025)
	(84,378)	1,042,156	—	19,842	977,620
Net (decrease) increase in cash	(13,473)	(694)	1,567	—	(12,600)

Cash and cash equivalents, beginning of period	25,188	(327)	417	—	25,278
Cash and cash equivalents, end of period	$11,715	$(1,021)	$1,984	$—	$12,678

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

9.	Employee future benefits:
The following table presents the Company’s net benefit costs:

	Three-month period ended		Nine-month period ended

	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004

	(in thousands of Canadian dollars)
Net benefit costs	$990	$1,356	$2,446	$3,831

10.	Contingencies and guarantees:
(a)

In 1999, the purchaser of a business sold by the Company initiated an arbitration by which he claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Courts.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at September 30, 2004 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

(b)	Disclosure of guarantees:
In the normal course of its business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:
Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at September 30, 2004, the maximum exposure in respect of these guarantees is $7.0 million and no amount has been recorded in the financial statements.

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2003 and 2004

10.	Contingencies and guarantees (continued):
(b)	Disclosure of guarantees (continued):
Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2013. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $12.0 million. As at September 30, 2004, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Guarantees related to the Senior Notes:

Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding tax that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(signed) Yvan Gingras

________________________________

By: Yvan Gingras
       Executive Vice-President, Finance
       and Operations

Date: November 5, 2004